UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2025 (Report No.5)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On March 27, 2025, IceCure Medical Ltd. (the “Company”) issued a press release titled “IceCure Medical Reports 2024 Financial Results: 42% Growth in ProSense® Cryoablation Sales in North America,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.
99.1	Press release dated March 27, 2025, titled “IceCure Medical Reports 2024 Financial Results: 42% Growth in ProSense® Cryoablation Sales in North America.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: March 27, 2025	By:	/s/ Eyal Shamir
		Name	Eyal Shamir
		Title:	Chief Executive Officer

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